Exhibit 99.1

Fusion Fuel Announces Decision by Nasdaq Hearings Panel

DUBLIN, Ireland, February 6, 2025 (GlobeNewswire) – Fusion Fuel Green PLC (Nasdaq: HTOO) (“Fusion Fuel” or the “Company”), a leading provider of comprehensive energy engineering, advisory, and supply solutions, today announced that the Nasdaq Hearings Panel has found the Company in compliance with Nasdaq Listing Rule 5550(b)(1), requiring minimum stockholders’ equity of $2,500,000, and granted the Company’s request for an exception to evidence compliance with other applicable criteria for continued listing on The Nasdaq Stock Market LLC.

On or before June 29, 2025, the Company will be required to demonstrate compliance with Nasdaq Listing Rule 5620(a) requiring the Company to hold an annual shareholder meeting. In addition, on or before July 28, 2025, the Company will be required to demonstrate compliance with Nasdaq Listing Rule 5550(a)(2) requiring the Company to have a minimum bid price of $1.00 (the “Minimum Bid Price Requirement”). To evidence compliance with the Minimum Bid Price Requirement, the Company’s Class A Ordinary Shares must have a closing bid price at or above $1.00 per share for a minimum of 10 consecutive business days. The Nasdaq hearing on the matter was held on January 7, 2025.

About Fusion Fuel Green plc

Fusion Fuel Green PLC (NASDAQ: HTOO) is an emerging leader in the energy services sector, offering a comprehensive suite of energy engineering and advisory solutions through its Al Shola Gas and BrightHy brands. Al Shola Gas provides full-service industrial gas solutions, including the design, supply, and maintenance of liquefied petroleum gas (LPG) systems, as well as the transport and distribution of LPG to a broad range of customers across commercial, industrial, and residential sectors. BrightHy, the Company’s newly launched hydrogen solutions platform, focuses on delivering innovative engineering and advisory services that enable decarbonization across hard-to-abate industries.

Learn more about Fusion Fuel by visiting our website at https://www.fusion-fuel.eu and following us on LinkedIn.

Forward-Looking Statements

This press release includes “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target”, “may”, “intend”, “predict”, “should”, “would”, “predict”, “potential”, “seem”, “future”, “outlook” or other similar expressions (or negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Fusion Fuel has based these forward-looking statements largely on its current expectations. Such forward-looking statements are subject to risks and uncertainties (including those set forth in Fusion Fuel’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission) which could cause actual results to differ from the forward-looking statements.

Investor Relations Contact

ir@fusion-fuel.eu